Mail Stop 3561

May 9, 2007

Johnny R. Thomas
Chief Executive Officer
Consolidation Services, Inc.
2756 N. Green Valley Parkway
Suite 225
Henderson, NV 89014

> **Re: Consolidation Services, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 13, 2007**
> **File No. 333-142105**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">Registration Statement on Form SB-2</p>

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance

that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

2. On the facing page, please add a sentence indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997).

3. We note that you are registering the sale of 40,000,000 shares. Given the size of the offering relative to the small number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name at the very least your affiliated selling shareholders – such as Messrs. Thomas, Francis and Ms. Thomas – as underwriters. Your indication on page 24 that the selling stockholders and any broker dealer "that participate[s] in the distribution of the shares may be deemed an underwriter" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Outside Cover of Prospectus

4. We note that you state that you intend to seek a listing of your Common stock on the OTCBB and, in the meantime, your Common Stock may be "sold at prices relating to the prevailing market prices, at privately negotiated prices or at other prices…" However, given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price, regardless of the outcome of your response to comment 3 above. Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that your selling security holders will sell their shares at a fixed, initial offering price until the shares are traded, at

which point the selling shareholders may sell the registered shares at the prevailing market price. Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price if the shares begin trading on a market.

Selling Stockholders, page 19

5. We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

6. Please identify all selling shareholders who are registered broker-dealers and tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

7. Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose if true:

    • the seller purchased the securities to be resold in the ordinary course of business; and

    • at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

    If neither of these statements is true, alternatively please disclose that the shareholder is an underwriter.

Undertakings, page II-3

8. Please include the undertakings in Item 512(g)(2) of Regulation S-B.

Legality Opinion – Exhibit 5.1

9. The legal opinion provided to you by counsel expresses its opinion only as to the laws of the state of New York, however, you are incorporated under the laws of the state of Delaware. Please have counsel revise the legality opinion to state that the opinion has been rendered under Delaware law, including the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Johnny R. Thomas
Consolidation Services, Inc.
May 9, 2007
Page 5

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Elliot H. Lutzker, Esq.
      Fax: 212-262-5152